Mail Stop 3561

February 26, 2008

Chris Sharng, Chief Executive Officer
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, TX 75234

>   **Re: Natural Health Trends Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-3**
>   **Filed February 6, 2008**
>   **File No. 333-147480**
>   **Form 10-K filed March 28, 2007**
>   **File No. 000-26272**

Dear Mr. Sharng:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K for the Fiscal Year ended December 31, 2006

Restricted Cash page 49

1. We note your response to comment 4 in our letter dated January 24, 2008. Since the contracts with the financial organization and the mutual aid cooperative fit the characteristics described in paragraph 3.c. of FIN 45 we would expect future filings to compliantly disclose your obligations under these guarantees even if the likelihood of payment is remote. See paragraph 13 of Fin 45. Please advise or provide us with a response that includes your revised disclosure describing each separate agreement, its associated obligations and other pertinent information, as applicable.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Senior Accountant, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John B. McKnight, Esq.
         Locke Lord Bissell & Liddell LLP
         Via Facsimile